UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                             (Amendment No. ______)*


                              Daniel Green Company
                                (Name of Issuer)

                          Common Stock, $2.50 par value
                         (Title of Class of Securities)

                                    392775102
                                 (CUSIP Number)


                              Warren J. Reardon III
                                    President
                              Daniel Green Company
                                 One Main Street
                        Dolgeville, New York 133329-1398


Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 392775102                                                 Page 2 of 4


(1)      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Warren J. Reardon III

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                                                              (a)      /  /
                                                              (b)      /X/

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS

         PF, BK

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               /  /


(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                           (7)      SOLE VOTING POWER

                                    88,921

NUMBER OF SHARES           (8)      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH                (9)      SOLE DISPOSITIVE POWER

                                    88,921

                          (10)      SHARED DISPOSITIVE POWER


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                          88,921

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                    /   /

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    5.9%

(14)     TYPE OF REPORTING PERSON (See Instructions)

                                    IN

                                                              Page 3 of 4 Pages




Item 1.  Security and Issuer.

         This Schedule relates to shares of the Common Stock, par value $2.50 per share ("Common Stock") of Daniel Green Company (the "Issuer"). The Issuer's principal executive office is located at One Main Street, Dolgeville, New York 13329.

Item 2.  Identity and Background.

         This statement is submitted by Warren J. Reardon III, whose business address is Daniel Green Company, One Main Street, Dolgeville, New York 13329. He is President and Chief Operating Officer of the Issuer.

         Mr. Reardon has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On June 26, 1996, Mr. Reardon purchased 31,645 shares of Common Stock from Riedman Corporation for an aggregate consideration of $100,000. Of the purchase price, $25,000 came from his personal funds and $75,000 came from a bank loan.

         Previously, Mr. Reardon owned 47,276 shares of common stock, which he had acquired by purchase and gift over several years. In addition, on December 1, 1995, the Issuer granted Mr. Reardon options to purchase 10,000 shares of Common Stock at a price of $5.87 per share, pursuant to the Issuer's Stock Incentive Plan. None of these options has yet been exercised.

Item 4.  Purpose of the Transaction.

         The recent purchase of common stock by Mr. Reardon from Riedman Corporation was to reflect Mr. Reardon's continued commitment to the Issuer and provide him with an increased incentive to improve the operations of the Issuer, as he would share to a greater extent in the results of any such improved operations.

Item 5.  Interest in Securities of the Issuer.

         Reference is made to Items 7 through 13 of the Cover Page and Item 3 above.

                                                              Page 4 of 4 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7.  Material To Be Filed as Exhibits.

         None

Signature.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

July 15, 1996                               WARREN J. REARDON III


                                            /s/ Warren J. Reardon III